Exhibit 99.1

TSX:IMG    NYSE: IAG

NEWS RELEASE

IAMGOLD UPDATE ON RARE EARTH DRILLING AND ASSAY RESULTS

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, September 19, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced an update on its exploration of the rare earth elements (“REE”) adjacent to its Niobec niobium mine near Saguenay, Quebec, Canada. The known rare earth element zone (“REE zone”) located about one kilometre north of the Niobec mine was last explored in 1985, and is known to host significant rare earth element mineralization.  As reported in the Company’s 2011 second quarter report, a supplemental exploration program of $2.5 million was approved to drill test the projected extensions of known niobium resources at Niobec, and to explore the REE zone.  A 21,000 metre diamond drilling campaign commenced in the second quarter, with 8,500 metres directed to the REE zone.

By the end of August, 2011, more than 7,000 metres of diamond drilling had been completed within the REE zone. The program is designed to establish the three dimensional “footprint” of mineralization which begins very near surface, provide a preliminary grade estimate of the suite of rare earth elements, and conduct preliminary metallurgical test work.

At the onset of the 2011 drill campaign, four holes were drilled within the mineralized zone, and assay results confirmed the historical grade of Total Rare Earth Element Oxides (“TREO”). Main rare earth elements found are Cerium (Ce), Lanthanum (La),  Neodymium (Nd), Praseodymium (Pr), Samarium (Sm), Gadolinium (Gd), Europium (Eu), Dysprosium (Dy) and Terbium (Tb).   Tables showing the drill and assay results are attached to this news release.

In the last few months, metallurgical testwork has been initiated on drill samples. Preliminary metallurgical testwork results showed recovery of between 58% to 70% in a bulk flotation concentrate. Optimization testwork continues and preliminary leaching tests will begin in the coming weeks. In the meantime, 18 additional holes have been drilled and assay testwork on these samples is ongoing.

Steve Letwin, President and CEO of IAMGOLD, said, “I am very encouraged with these early results.  At some point after we test the remaining drill samples, our next task will be to assess if and how the REEs would be mined and processed.”

Technical Information and Qualified Person/Quality Control Notes
The  drilling results  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified Person” responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a  “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  technical information  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.  Core assays are performed on core sawed or split in half. The samples were assayed by ICP-MS (ICM90A and IMS91B when over range for some elements) at SGS Canada Inc. of Lakefield, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.  IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

APPENDIX

Table 1: Location of the drill holes completed on the REE Zone at Niobec

	UTM Coordinates (Nad 83)		Azimuth (°)	Dip (°)	Total Depth(m)
Hole ID	Longitude (E)	Latitude (N)
2011-REE-001	340946.683	5378833.39	006	-50	251
2011-REE-002	341025.848	5379095.88	016	-55	250
2011-REE-003	340923.216	5378758.84	031	-52	253.4
2011-REE-004	341054.271	5378964.30	031	-54	251
				Total:	1005.4

Table 2: Significant mineralized intercepts from the REE Zone at Niobec

Hole ID	units	2011-REE-001	2011-REE-002			2011-REE-003	2011-REE-004
			Total	incl.	incl.		Total	Incl.	Incl.
From	metres	18.2	29.3	29.5	205.0	19.6	12.8	12.8	188.5
To	metres	251.0	250.0	205.0	250.0	247.4	251.0	188.5	251.0
Length	metres	232.8	220.7	175.5	45.0	227.8	238.2	175.7	62.5

TREO	%	2.097	1.436	1.603	0.783	1.942	1.444	1.716	0.680
HREO	%	0.043	0.032	0.036	0.017	0.043	0.035	0.040	0.022
Ce2O3	ppm	9913	6873	7673	3751	9221	6909	8237	3174
La2O3	ppm	5084	3711	4160	1960	4778	3657	4360	1680
Nd2O3	ppm	3746	2384	2651	1341	3436	2412	2872	1118
Pr2O3	ppm	1081	708	787	400	1010	713	846	338
Sm2O3	ppm	424	247	274	141	403	279	324	151
Dy2O3	ppm	59	35	39	19	36	41	44	33
Eu2O3	ppm	96	55	62	31	86	67	76	40
Gd2O3	ppm	341	219	246	116	295	234	267	139
Tb2O3	ppm	18	11	12	6	14	13	14	9
Y2O3	ppm	180	99	110	55	120	104	105	99

* TREO is for Total Rare Earth Oxides which include La203, Ce203, Pr203, Nd203, Sm203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203, Lu203 and Y203.
** HREO is for Heavy Rare Earth Oxides which include Eu203, Gd203, Tb203 and Dy203 in this project.

Notes:
1.	Assays for Ho2O3, Er203, Tm203, Yb203 and Lu203 not reported are considered insignificant in these drill holes.
2.	Intersections represent down-hole intervals; true widths are not known at this time.
3.	All holes are diamond drill holes representing NQ core size.
4.
Core assays are performed on core sawed or split in half. The samples were assayed by ICP-MS (ICM90A and IMS91B when over range for some elements) at SGS Canada Inc. of Lakefield, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.